June 24, 2015

VIA EDGAR

Katherine Hsu
Office Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Royal Bank of Canada
RBC Covered Bond Guarantor Limited Partnership
Filed April 22, 2015
File No. 333-203567

Dear Ms. Hsu:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Royal Bank of Canada (the “Bank”) and RBC Covered Bond Guarantor Limited Partnership (the “Guarantor”) respectfully request that the effective date of the Registration Statement on Form F-3 (File No. 333-203567), as amended by Amendment No. 1 to Form F-3, be accelerated by the Securities and Exchange Commission (the “Commission”) to 2:00 P.M. Eastern Daylight Time on June 25, 2015, or as soon as practicable thereafter.

The Bank and the Guarantor hereby acknowledge that:

 (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Bank or the Guarantor from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Bank and the Guarantor may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Bank and the Guarantor request that they be notified of such effectiveness by a telephone call to Jerry Marlatt of Morrison & Foerster LLP at (212) 468-8024 and that such effectiveness also be confirmed in writing.

[Signature Page Follows]

ROYAL BANK OF CANADA,

By:	/s/ James Salem
James Salem
Executive Vice-President and Treasurer

RBC COVERED BOND GP, INC. in its capacity or general partner of RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP

By:	/s/ David Power
David Power
President and Director
RBC Covered Bond GP, Inc.

By:	/s/ James Salem
James Salem
Director
RBC Covered Bond GP, Inc.

cc:        Folake Ayoola, Securities and Exchange Commission
David Power, Royal Bank of Canada
Erin Dion, Royal Bank of Canada
David M. Lynn, Morrison & Foerster LLP
Jerry R. Marlatt, Morrison & Foerster LLP